Vizsla Expands Panuco Resource Areas Along Strike, Napoleon to 1,700 Metres and Tajitos to 1,000 Metres

(VZLA-TSX-V)

VANCOUVER, BC, Nov. 3, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide new results from ongoing resource focused drilling at its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. In total, ten new holes targeting the Napoleon Resource Area ("Napoleon") and three new holes centered on the Tajitos Resource Area ("Tajitos") continue to intersect high-grade silver-gold mineralization ahead of the Company's maiden project resource slated for Q1/2022.

Napoleon Highlights

        Resource area expanded by 700 metres along strike (500 m to the north and 200 m to the south)
        Infill drilling continues to demonstrate consistent near-surface mineralization at northern Papayo Zone
        Napoleon now traced to 450 meters deep, marked by new intercept ~100 m below that of the deepest previously reported interval
   NP-21-173:
     774 g/t AgEq (99 g/t Ag, 6.80 g/t Au, 0.20% Pb and 1.82% Zn) over 3.7 m downhole length from 108.5 m and
     592 g/t AgEq (277 g/t Ag, 2.57 g/t Au, 0.26% Pb and 3.69% Zn) over 1.83 mTW from 136.1 m
   NP-21-186: 200 m step-out to the south
     280 g/t AgEq (58 g/t silver, 0.93 g/t gold, 0.52% lead and 5.50% zinc) over 2.74 mTW from 359.8 m

Tajitos Highlights

   Resource area expanded by 200 metres along strike to the northeast
   CS-21-71:
     1,150 g/t AgEq (901 g/t Ag and 3.25 g/t Au) over 3.84 mTW from 201.5 m
   CS-21-60:
     319 g/t AgEq (201 g/t Ag and 1.40 g/t Au) over 6.82 mTW from 334.5 m

Note: All numbers are rounded. See Table 1 and 2 for Silver equivalent formulas.

Vizsla President and CEO Michael Konnert commented: "Bold step-outs continue to deliver at Napoleon with a 200-metre increase to the south and a 500-metre panel of mineralization developing to the north at the Papayo Zone. At Tajitos, step-out drilling to the northeast continues to return consistent wide vein intersections suggesting the area could contain a much larger resource than previously considered. Furthermore, both resource areas show significant depth potential with new intercepts extending mineralization below the deepest holes in each respective area. The mineral footprint at Panuco continues to grow at a rapid pace. We continue to rapidly grow the resource footprint in advance of the December 1st assay cut-off for inclusion in the Project's maiden resource in Q1, 2022."

Figure 1: Longitudinal section from the main Napoleon prospect with all holes labelled and selected intersections shown. (CNW Group/Vizsla Silver Corp.)

Figure 2: Long-Longitudinal section from the larger Napoleon Vein Corridor with all intersections shown. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section from Tajitos vein, looking to the northwest. All new holes are labelled, and selected intersections are shown. (CNW Group/Vizsla Silver Corp.)

Figure 4: Plan map of the Napoleon and Tajitos resource drilling areas (CNW Group/Vizsla Silver Corp.)

Napoleon Drilling Detail

Resource drilling at Napoleon is focussed on expanding and infilling three main areas along the Napoleon Vein Corridor with four drill rigs. To the south, a 200-metre step out from previously reported NP-21-142, has returned a medium grade vein intercept (280g/t AgEq over 2.74 mTW) and multiple hanging wall and footwall intercepts. This large step-out, will require ongoing infill drilling to further demonstrate local continuity of the mineralization.

Additionally, deeper drilling along strike and down-plunge to the south, has been successful in extending mineralization to over 450 metres below surface. Hole NP-21-189B is now the deepest drill hole completed at Napoleon and supports an additional 100 metres to the zone's overall vertical profile. The Company will continue to test the depth potential of the Napoleon Vein with broad 100 metre step-outs ahead of the December 1st assay cut-off for inclusion in the maiden resource.

In the north at the Papayo Zone, infill drilling continues to highlight a consistent zone of near surface mineralization. The Company anticipates a portion of this zone will be part of the Project's maiden resource, adding an additional 500 m of strike length to the northern end of the Napoleon Resource Area.

Tajitos Drilling Detail

The Tajitos Resource area continues to expand, with mineralization now traced over 1,000 m of strike. New results from the northeast have locally expanded mineralization by ~200 m, marked by 901 g/t Ag and 3.25 g/t Au (1,15 g/t AgEq) over 3.84 mTW in hole CS-21-71. This, in addition to multiple wide vein intercepts in holes CS-21-87, CS-21-90 and CS-21-92 (assays pending) indicate the potential for a much larger panel of mineralization than previously considered at Tajitos.

Three rigs continue to drill test Tajitos, where mineralization remains open at depth and to the northeast. In addition to the main structure, a second coherent vein has been intersected in the hanging wall and represents another opportunity for resource expansion once assays have been received.

Exploration Drilling Update

Two rigs continue to expand the Josephine Vein, with step-out holes underway testing both the southern and northern extents of the vein. Over the coming months, systematic drilling will aim to cover the entire 1,200 metre of known vein strike, with assays to be reported in batches upon receipt.

One rig is testing electromagnetic (EM) targets at the northern extension of the Cinco Senores Vein Corridor. Two additional EM targets have now been drill tested, with one returning broad intervals of disseminated galena and sphalerite and the second defining a new vein coincident with the target. Assays remain outstanding for all EM target holes.

Panuco Project Site Tour

The Company will be hosting an analyst site tour of its Panuco project on November 3rd & 4th. A link to the tour presentation along with supplemental materials can be found on the Company's website.

Complete table of Napoleon Resource Area Intersections

Drillhole	From (m)	To (m)	Downhole Length (m)	Estimated true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Silver Equivalent (g/t)	Comment
NP-21-163				No Significant Results
NP-21-164	354	362.65	8.65	6.96	2.12	74	0.40	2.10	324
Incl.	354.9	358.15	3.25	2.62	3.50	104	0.21	3.95	520
NP-21-167	351.15	360.02	8.85	4.37	1.26	111	0.96	3.02	313
Incl.	351.15	359.75	5.6	2.77	1.78	165	1.30	4.21	449
Incl.	235.3	353.6	0.3	0.15	7.96	988	1.63	15.95	2,077
NP-21-172	362.75	370.5	7.75	7.32	1.34	114	0.21	0.77	254
Incl.	369.0	370.5	1.5	1.42	2.56	458	0.14	0.50	684

NP-21-173	108.5	112.2	3.7		6.80	99	0.20	1.83	774	Hanging wall
Incl.	108.5	109.4	0.9		26.0	263	0.28	5.40	2,803
And	136.05	141.3	5.25	1.83	2.57	277	0.27	3.7	592
Incl.	136.05	136.8	0.75	0.26	13.95	1,430	0.66	23.3	3,199
NP-21-175	402.15	413	10.85	6.23	0.94	32	0.42	2.53	186
NP-21-176	167.45	169.5	2.05	1.06	0.66	64	4.37	3.18	296
And	176.9	177.35	0.45		18.75	1,090	4.18	8.19	3,059
And	216.0	217.5	1.5		2.41	71	0.36	1.02	323
NP-21-179	289.3	301.95	12.65	6.82	0.74	38	0.13	0.36	116
NP-21-183	64.6	65.8	1.2		0.44	75	0.08	0.14	117
And	275.55	276.95	1.4		3.57	24	1.32	1.57	422
NP-21-186	33.0	37.0	4.0		1.12	169	0.04	0.24	297
And	275.55	276.95	1.4		3.57	24	1.32	1.57	422
And	253.4	276.95	1.5		1.09	384	0.22	0.23	472
And	359.8	363.3	3.5	2.74	0.93	58	0.52	5.50	280	Napoleon

Table 1: Drillhole intersections from the Napoleon Vein Resource area not previously reported. All main vein intercepts have an estimated true width. Intercepts without true width estimates are hanging wall or footwall intersections.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Napoleon Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-21-163	403,225	2,588,348	483	-66	255	501
	NP-21-164	403,188	2,587,055	530	-60	90	409
	NP-21-167	403,589	2,586,938	472	-56	264	400
	NP-21-172	403,188	2,587,055	530	-64	90	468
	NP-21-173	403,408	2,587,211	478	-64	279	201
	NP-21-175	403,590	2,586,938	472	-61	264	434
	NP-21-176	403,249	2,588,277	532	-45	270	557
	NP-21-179	403,572	2,587,015	449	-57	267	403
	NP-21-183	403,249	2,588,277	532	-60	270	519
	NP-21-186	403,724	2,586,660	444	-47	277	483

Table 2: Drill hole details. Coordinates in WGS84, Zone 13

Complete table of Tajitos drill hole intersections

Drillhole	From	To	Downhole Length	Estimated true width	Gold	Silver	Silver Equivalent	Comment
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-21-60	334.5	345.2	10.7	6.82	1.40	201	319
Incl.	339.8	345.2	5.4	3.44	2.27	308	502
CS-21-61	276.25	277.5	1.25	0.76	2.04	296	468
CS-21-71	201.5	205.5	4	3.84	3.25	901	1,150
Incl.	201.5	203.6	2.1	2.02	5.88	1618	2,069

Table 1: Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Tajitos Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-21-60	404,341	2,586,523	582	-61	248	426
	CS-21-61	404,364	2,586,657	601	-70	279	342
	CS-21-71	404,530	2,587,033	540	-50	286	288

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754.1-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Note: Two new claims have been acquired adding 149.9 hectares of new area. 4,103.5 hectares previously reported as part of the Panuco project have been removed from the total hectares due to 4 claims being located at a significant distance from the project. These hectares remain as 100% owned by Vizsla Silver.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

View original content to download multimedia:
http://www.newswire.ca/en/releases/archive/November2021/03/c4471.html

%SEDAR: 00045314E

For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 03-NOV-21